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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
[ ] Form N-CSR

                       For Period Ended: March 31, 2008
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       Nothing in this form shall be construed to imply the Commission has verified any information contained herein.
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                          PART I REGISTRANT INFORMATION
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Full Name of Registrant:            MM(2) GROUP, INC.
                              750 HIGHWAY 34, MATAWAN, NJ             07747
                       (Address of principal executive offices)    (Zip Code)
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PART II RULES 12B-25(B) AND (C)
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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

     (c)  Not applicable.

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PART III NARRATIVE
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The Registrant has been unable to complete and file, when originally due, the
Quarterly Report on Form 10-Q as a result of delays in finalizing the financial statements in time for the independent accountants to review the Quarterly Report.
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PART IV  OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

         Lawrence A. Muenz                         (202) 728-2909
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              (Name)                        (Area Code)(Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     Revenues for the quarter ended March 31, 2008 will equal approximately $685,000 as compared to $247,954 for the same period in fiscal 2007. Net profit for the quarter ended March 31, 2008 will equal approximately $2 million as compared to $254,223 for the same period last fiscal year.

     Revenues for the nine months ended March 31, 2008 will equal approximately $1.9 million as compared to $674,230 for the same period last fiscal year. Net profit for the nine months ended March 31, 2008 will equal approximately $1.2 million as compared to a net loss of $1,641,801 for the same period last fiscal year.

MM(2) GROUP, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: May 16, 2008                 By:     /s/ Mark Meller
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                                   Name:  Mark Meller
                                          President and Chief Executive Officer